Exhibit 99.1

Wearable Devices Ltd. Announces Pricing of $16 Million Initial Public Offering

Yokne’am Illit, Israel, Sept. 12, 2022 (GLOBE NEWSWIRE) -- Wearable Devices Ltd. (the “Company”), a growth company developing a non-invasive neural input interface technology for B2B and B2C customers, today announced the pricing of its initial public offering of 3,750,000 common units. Each common unit is being offered at a public offering price per common unit of $4.25 and consists of one ordinary share and two warrants to purchase one ordinary share each, with an initial exercise price of $4.00 per share. The gross proceeds of the offering are expected to be approximately $16 million before deducting underwriting discounts and commissions and offering expenses. The offering is expected to close on September 15, 2022, subject to satisfaction of customary closing conditions.

In addition, the Company has granted Aegis Capital Corp. (“Aegis”) a 45-day option to purchase up to such number of additional ordinary shares equal to 15% of the number of units sold in the offering and up to such number of additional warrants equal to 30% of the number of units sold in the offering, solely to cover over-allotments, if any. The purchase price to be paid per additional ordinary share will be equal to the public offering price of one unit (less $0.01 allocated to each warrant), less the underwriting discount. The purchase price to be paid per additional warrant will be $0.01. If Aegis exercises the option to purchase only such warrants, additional proceeds will be nominal. If Aegis exercises the option in full for ordinary shares, the total gross proceeds of the offering including overallotment are expected to be approximately $18.3 million before deducting underwriting discounts and offering expenses. The ordinary shares and common warrants are expected to begin trading on The Nasdaq Capital Market on September 13, 2022, under the symbols “WLDS” and “WLDSW”, respectively.

Aegis Capital Corp. is acting as the sole book-running manager for the offering.

A registration statement on Form F-1 (No. 333-262838) relating to the securities being sold in this offering was declared effective by the Securities and Exchange Commission (the “SEC”) on September 12, 2022. The offering is being made only by means of a prospectus. Copies of the final prospectus may be obtained, when available, on the SEC’s website, www.sec.gov, or by contacting Aegis Capital Corp., Attention: Syndicate Department, 1345 Avenue of the Americas, 27th Floor, New York, NY 10105, by email at syndicate@aegiscap.com, or by telephone at (212) 813-1010.

This press release shall not constitute an offer to sell, or a solicitation of an offer to buy these securities, nor shall there be any sale of, these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction

About Wearable Devices Ltd.

Wearable Devices Ltd. (the “Company”), a growth company developing a non-invasive neural input interface technology in the form of a wrist wearable band for controlling digital devices using subtle finger movements. Our company’s vision is to create a world in which the user’s hand becomes a universal input device for touchlessly interacting with technology, and we believe that our technology is setting the standard input interface for the Metaverse. Since our technology was introduced to the market, we have been working with both Business-to-Business and Business-to-Consumer customers as part of our push-pull strategy. Combining our own proprietary sensors and Artificial Intelligence, or AI, algorithms into a stylish wristband, our Mudra platform enables users to control digital devices through subtle finger movements and hand gestures, without physical touch or contact. For more information, visit https://www.wearabledevices.co.il/.

Forward-Looking Statement Disclaimer

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are intended to be covered by the “safe harbor” created by those sections. Forward-looking statements, which are based on certain assumptions and describe our future plans, strategies and expectations, can generally be identified by the use of forward-looking terms such as “believe,” “expect,” “may,” “should,” “could,” “seek,” “intend,” “plan,” “goal,” “estimate,” “anticipate” or other comparable terms. All statements other than statements of historical facts included in this press release regarding our strategies, prospects, financial condition, operations, costs, plans and objectives are forward-looking statements. Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on our current beliefs, expectations and assumptions regarding the future of our business, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of our control. Our actual results and financial condition may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Important factors that could cause our actual results and financial condition to differ materially from those indicated in the forward-looking statements include, among others, the following: our ability to close the offering of the securities; our ability to successfully market our products and services; the acceptance of our products and services by customers; our continued ability to pay operating costs and ability to meet demand for our products and services; the amount and nature of competition from other security and telecom products and services; the effects of changes in the cybersecurity and telecom markets; our ability to successfully develop new products and services; our success establishing and maintaining collaborative, strategic alliance agreements, licensing and supplier arrangements; our ability to comply with applicable regulations; and the other risks and uncertainties described in the Registration Statement and our other filings with the SEC. We undertake no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise.

Investor Contact:

John Nesbett/Jennifer Belodeau
IMS Investor Relations
203.972.9200
wearablesdevices@imsinvestorrelations.com